Ph 713-547-8900	Vanderkam & Associates	Fax 713-547-8905

406 McGowen Street

Houston, Texas 77006

E-mail hpv@v-slaw.com

March 1, 2011

Sebastian Gomez Abero

United States Securities & Exchange Commission

100 F Street N. W.

Washington, D. C. 20549

Re: Nerium Biotechnology, Inc.

Form 20-FR12G/A Amendment No. 3

File No. 000-54051

Dear Mr. Abero:

This letter is in response to your letter dated February 16, 2011 concerning the afore-referenced Filer.  The numbering in this letter corresponds with the numbering in your letter of February 16, 2011.

1.	An explanation for the fluctuations in gross margins has been added at the conclusion of the Business Overview section on page 27.
2.	A detail of research and development costs has been added to the research and development cost discussion of each period on pages 28, 30, and 32.
3.
We have added language to the discussion of cost of goods sold on page 32. As to the inventory policy, it has not been modified. Inventory is recorded at the lower of cost and net realizable value. In assessing net realizable value, various factors, including expiry dates, are taken into consideration. Prior to 2009, there was no history of write-offs or expired inventory and thus no provision was established. The inventory is assessed each period on an ongoing basis for compliance with the company’s accounting policy.

Please feel free to contact me directly should you have any questions or need any further information.

Sincerely Yours,

/s/ Hank Vanderkam

Hank Vanderkam, Esq.